
07054428
PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

URS

OUR FOUNDATION FOR SUCCESS

URS Corporation 2006 Annual Report

To Our Stockholders: 2006 was an excellent year for URS, marked by strong financial results and sustained growth in all of the market sectors we serve. Revenues and net income were $4.2 billion and $113 million, respectively, the highest levels in the Company's history. We generated $165 million in cash from operations and paid down $150 million in debt. We also ended the year with a record $12.4 billion book of business.

2006 Revenues by Client Type


45% U.S. Federal Government
22% U.S. State and Local Governments
23% Private Industry
10% International

These results demonstrate the strength of the fundamentals underlying our business, as well as our success in building a company with the service offerings, scale and geographic reach to capture new growth opportunities.

Through our two operating divisions, the URS and EG&G Divisions, we provide a broad range of engineering and technical services in the U.S. federal government, state and local government, private industry and international sectors—each contributing to our strong growth in the past fiscal year. The federal government sector was a major driver for our business in 2006, increasing 7% over 2005. We continued to benefit from a high level of demand for our outsourced operations and maintenance services to maintain and upgrade military aircraft and ground vehicles for the Department of Defense (DoD). Revenues also remained strong from our systems engineering and technical assistance services to develop, test and evaluate weapons systems.

In addition, URS provides engineering, facilities and environmental services at military bases worldwide, and during the 2006 fiscal year, we were successful in leveraging our broad range of capabilities and increased scale to win large, bundled contracts with the DoD. Many of these contracts support long-term DoD initiatives, such as the current Base Realignment and Closure (BRAC) program. This program is designed to reorganize the DoD base structure and upgrade facilities to more efficiently support the U.S. Armed Forces and adapt to changing military priorities. We also experienced increased demand for the services we provide to the Department of Homeland Security to support disaster preparedness and emergency response programs in communities throughout the U.S.

In the state and local government sector, we benefited from a high level of infrastructure investment across the U.S., particularly for transportation, public building and school investment programs. Our revenues in this market grew 7% in 2006, reflecting increased demand for the services we provide to modernize and expand the country's aging infrastructure. This spending has been accelerated by the federal highway funding law, SAFETEA-LU (the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users), which provides federal matching funds to state agencies for surface transportation projects. Another strong funding source has been, and will likely continue to be, major bond initiatives passed by voters to fund infrastructure improvement programs. In November 2006, voters in 19 states approved a record level of $68 billion in new bond issuances.

Our financial results also reflect a marked recovery in our private sector business, which grew 13% in 2006, after a year of flat revenues in 2005. We benefited from our strategy of building long-term strategic partnerships, or Master Service Agreements (MSAs), with leading multinational corporations. These MSAs have allowed us to capture increased capital spending in the private sector, resulting from favorable economic conditions. For example, during 2006, we won a number of new assignments as leading oil and gas companies reinvested record profits in refinery upgrades, environmental controls, and remediation and pipeline projects. At the same time, our MSAs have enabled us to support multinational clients on projects outside the U.S. and were a key contributor to the growth we experienced in our international revenues last year.

Another factor behind our private sector business growth has been our success in positioning URS in high-growth markets. Over the past several years, we have built a significant and growing emissions control business in the power sector, and this business continued to thrive in 2006. New air emission regulations, such as the Clean Air Interstate Rule, have established more stringent environmental standards to reduce harmful sulfur dioxide emissions. URS is helping utilities comply with these new regulations by retrofitting coal-fired power plants with flue gas desulfurization scrubbers that reduce these emissions.

URS' 2006 results demonstrate the success of our business strategy. We achieved consistent and reliable revenue and earnings growth, generated strong cash flow and grew the business in each of the market sectors we serve.

In summary, the Company's 2006 results demonstrate the success of our business strategy. We achieved consistent and reliable revenue and earnings growth, generated strong cash flow and grew the business in each of the market sectors we serve. Since 2002, the year we acquired EG&G, we also have paid down more than $780 million in debt, lowering our debt to total capitalization ratio from 58% to just 10%. Looking ahead, I am optimistic about our prospects. We expect the favorable business trends we experienced in 2006 to continue in the coming year, and we have the management team and systems in place to support continued growth.

Our results would not be possible without the dedication of our more than 29,300 employees worldwide, and I would like to thank them for their hard work in the past year. Our clients regularly turn to URS for complex assignments because we have some of the most talented professionals in their fields.

Accordingly, this year's annual report, entitled *Our Foundation for Success*, is dedicated to the employees of URS. In the subsequent pages, we have profiled some of the extraordinary work being performed by our employees. I encourage you to read these stories and learn more about our professionals and why we are a recognized leader in the engineering and technical services market.

Finally, I would like to thank our clients and stockholders for their continued confidence in URS. We look forward to updating you on our progress in 2007.



Martin M. Koffel
Chairman and
Chief Executive Officer


BRIDGE BUILDER

URS EMPLOYEES, PICTURED LEFT TO RIGHT:

Joy Jones
Steve Matty
Srinivas Gunna
David Tackoor
Siva Kesavan
Alex Lee
David Dobbeck
Mike Bonin
Ron Fletcher
Marta Alonso
Nick Chow
Yacob Petros
Mike Baker
Robert Sebkarshad


KS 4604

The Woodrow Wilson Bridge provides a vital link across the Potomac River for commuters traveling from Maryland and Virginia to the nation's capital. Long considered one of the worst traffic bottlenecks in the country, the entire 7.5-mile corridor was in need of a major overhaul. URS, as part of a joint venture, is serving as the general engineering and environmental consultant for this $2.4 billion reconstruction project. When the first of two new bridge spans was dedicated in May 2006, it marked a major project milestone and was the first step in improving traffic flow along this busy corridor.

Completed in 1961, the original four-lane bridge was designed to carry 75,000 vehicles per day across the Potomac River. However, at its peak, travel demand reached 200,000 vehicles per day—nearly three times the design capacity. When the second span opens, the new bridge will accommodate 12 lanes of traffic. Although the bridge is the centerpiece of the reconstruction, the project includes four major interchanges. As the general engineering consultant, URS is responsible for design and construction oversight, coordination between multiple jurisdictions and agencies, and the public outreach program.

A project of this scale and complexity offers numerous technical challenges and opportunities to develop innovative techniques. Over the summer of 2006, two stages of carefully choreographed traffic realignments shifted traffic onto the first new bridge span. Immediately thereafter, URS coordinated a series of dramatic explosive detonations to demolish the old bridge and clear a path for construction of the second span.

"As part of the project's environmental program, URS facilitated the recycling of the old bridge's building materials to create reefs that improve the fish habitat in Chesapeake Bay," notes Environmental Manager Mike Baker. Another effort to remove barriers to fish migration won an American Road & Transportation Builders Association's Globe Award in 2006. "To help wildlife continue to thrive in close proximity to the bridge, an 84-acre parcel along the Potomac was donated to the National Park Service as a bald eagle sanctuary," Mike adds.

The opening ceremony included a fly-over by the Navy's "Blue Angels," a brass band fanfare and guest officials crossing the bridge in President Woodrow Wilson's 1923 Rolls Royce. "We mobilized more than 400 URS employees from 20 offices, who have collectively contributed to the success of the project," notes Mike Bonin, URS' Chief Engineer for the new Wilson Bridge spans. "URS is one of the few firms with the resources and expertise to handle a mega-project of this size."



"The Woodrow Wilson Bridge is an impressive new landmark for the nation's capital. Everyone on the URS team welcomed the opportunity to contribute to such an important and high-profile project."

Mike Bonin, Hunt Valley, Maryland (pictured right) with Mike Baker, Hunt Valley, Maryland



URS EMPLOYEES,
LEFT SIDE
PICTURED CLOCKWISE
FROM BOTTOM:

Melanie Glanert
Volker List
Hendrik Krauss
John Huhtala
Michaela Pfeiffer
Christian Kunz

RIGHT SIDE
PICTURED CLOCKWISE
FROM BOTTOM:

Monika Beckmann
Sabrina Haubold
Till Utermoehlen
Hilde Utermoehlen
Albin Toth
Brian Osborn



DEPARTMENT OF DEFENSE DEPENDENTS SCHOOLS, KAISERSLAUTERN DISTRICT, GERMANY

The thousands of U.S. service men and women stationed overseas are expected to perform to the highest standards, and they deserve the best when it comes to educating their children. That means more than just providing dedicated teachers; it means having well-maintained, technologically up-to-date schools and being adequately prepared to handle projected student enrollment.

The Department of Defense Dependents Schools (DoDDS), a civilian agency under the U.S. DoD, is responsible for operating K–12 schools in Europe and the Pacific for the children of U.S. military and other government personnel. With more than 6,000 students in 25 schools, the DoDDS Kaiserslautern District is the largest DoDDS district outside the continental U.S. Several of the district's schools are located at Ramstein Air Base, which serves as headquarters for the U.S. Air Force in Europe and is a major NATO installation.

In Kaiserslautern, Germany, URS is helping DoDDS upgrade school facilities and plan for the future. "We completed our first project with the Kaiserslautern District in 2004, and we have been working together ever since," says URS Project Manager Till Utermoehlen. "URS has provided design, environmental and construction services for school modernization projects worth millions of dollars."

URS' first assignment for the district was the complete renovation of a 50-year-old elementary school at Ramstein, which had to be completed on an extremely tight schedule during the three-month summer break. URS performed asbestos remediation before completely gutting the building. Next, floors, ceilings, plaster, piping, electrical wiring, heating and water supply systems all were replaced, and new built-in furniture was installed. Classes began as scheduled, despite the broad scope of the work.

Earning the highest rating from DoDDS for this project, URS then was asked to renovate a middle school and playgrounds and to modernize a high school sports stadium. The stadium's infrastructure was upgraded to include a new running track, a lawn-watering system, lighting and bleacher seating for 1,000 spectators. "URS was involved in every aspect of both projects, from facility assessments and planning to design and construction," says Till. "We did it all."

Recently, URS completed a major facilities evaluation and master plan to aid the Kaiserslautern District in its future planning. "The project demonstrates our growing partnership with DoDDS," says Till. "As the district fulfills its mission to provide educational programs that inspire and prepare students for success in the global environment, the master plan will be key to the district's planning for long-term growth."



"With help from URS, the children of U.S. military personnel will have access to modern, well-equipped schools while their parents are on assignment in Germany. We are proud of our contributions to this effort."

Till Utermoehlen, Kaiserslautern, Germany


A E
571

URS EMPLOYEES, PICTURED LEFT TO RIGHT:

Bill Fatek
Debbie Phelps
Bill Swanson
Gene Parkos
Marcus Burrell



THE U.S. NAVY'S VIRGINIA CLASS SUBMARINE PROGRAM

When the first Virginia Class submarine recently joined the U.S. Navy's fleet, it was the successful culmination of years of hard work—work that began in the early 1990s with the help of URS' EG&G Division. The first advanced nuclear submarine designed for post-Cold War missions, the Virginia Class submarine far surpasses the performance of its predecessors and is a major asset in the War on Terror.

EG&G has a 45-year history of supporting the Navy's nuclear submarine force, which dates back to the time of the first nuclear submarine, the *USS Nautilus* (pictured). EG&G assists in all phases of combat system development—from preparing budgets for the Department of Defense, to testing and installing sophisticated combat systems, and performing quality assurance, training and start-up services.

"We are the Navy's primary outside provider of professional support services to the Virginia Class submarine program office and the Navy shipyards where the vessels are built," says EG&G Program Manager Marcus Burrell. "Currently, we have a team of highly skilled engineers and technicians working on-site every day at the Groton, Connecticut, shipyard, as part of the Navy's integrated submarine development process."

Revolutionary design and construction practices are being used in this submarine program. The Virginia Class submarines are the first to be completely designed with advanced computer technology, the first to make use of innovative modular construction techniques for utmost flexibility, and the first to be managed by totally integrated teams for maximum efficiency. As a result, the Virginia Class submarines are being delivered closer to the estimated delivery date than any other shipbuilding program in the Navy's history.

The modular design, open architecture and use of commercial off-the-shelf equipment allow for the easy replacement of technologies and components throughout the life of the submarine. Hardware and software upgrades for fire control, navigation, electronic warfare and communications can be added quickly and at significantly lower cost, thus meeting the continuous improvements mandated by the U.S. Congress for the Virginia Class. This flexibility is a major advantage over previous submarine classes.

Of the first ten ships funded in the Virginia Class program, two have joined the fleet, the third will soon be commissioned and the fourth is under construction. Able to move faster than predecessor submarines and equally effective in coastal waters or the open sea, the Virginia Class submarines are designed to meet the Navy's evolving role in the 21st century, both efficiently and affordably.

"EG&G has been working on the Virginia Class since the program began in 1992. We are honored to be assisting the Navy with the development of the most advanced submarine in its fleet."

Marcus Burrell, Washington, DC





URS EMPLOYEES, PICTURED LEFT TO RIGHT:

Ross Pouley
Joyce Hsia
Roy Smith
Bob Carns



THE KING COUNTY LIBRARY SYSTEM IMPROVEMENT PROGRAM, KING COUNTY, WASHINGTON

Like most major libraries, the King County Library System (KCLS) in Washington State is being challenged to meet the expanding and evolving needs of its patrons and the increasing demand on library resources. In the past decade alone, library use has increased 40 percent, while existing facilities have aged and maintenance costs have escalated. Today, KCLS is the second busiest library system in the country, circulating more than 19 million books, magazines, DVDs and other materials each year.

In 2004, King County voters approved a $172 million capital bond measure to modernize, upgrade and expand KCLS' facilities to help keep pace with demand, meet community needs and effectively prepare the library system for the next decade. Planned improvements include renovating and expanding 33 existing branches and constructing 10 new libraries. Embarking on the largest capital improvement program in its history, KCLS turned to URS for help.

URS is providing program management assistance, including the development of program protocols and procedures, an overall project schedule and financial projections. The work also includes assisting in design and contract negotiations and providing day-to-day oversight of individual projects for KCLS.

"One of our biggest challenges is dealing with the market-driven escalation of construction costs," says Program Manager Ross Pouley. "Since the bond measure passed several years ago, we have seen double-digit increases in the costs for steel and other building materials. So, construction dollars don't buy as much as they used to. Fortunately, KCLS was open to cost-saving contractual and project delivery approaches."

One approach was to bundle smaller projects together to take advantage of the state's design-build contracting option for projects of more than $10 million. With design-build, a single contractor is responsible for the design and construction of a project. Another cost-saving approach has been to pursue public-private partnership arrangements to co-develop large properties that can support both a library and a mixed-use, residential or retail development. This is a groundbreaking venture for the library system, reflecting its creative, entrepreneurial spirit.

Despite the ambitious project scope and rising construction costs, URS' program and construction management expertise is keeping the KCLS' building program on track. To date, 13 projects are in various stages of design and construction. Says Ross, "KCLS management relies on us to implement the financial, contractual and physical aspects of construction, so they can focus on what they do best: run one of the busiest and most advanced library systems in the country."



"URS' role in helping the King County Library System expand and modernize its facilities will have a positive and lasting impact on many cities and towns in western Washington."

Ross Pouley, Seattle, Washington



JOHN HUHTALA
PROJECT MANAGER
KAISERSLAUTERN, GERMANY

While he was growing up, John Huhtala's family moved several times, requiring him to attend different schools. As a result, he easily acclimated to new situations. That pattern has continued throughout his ten-year career at URS, as he has eagerly embraced new challenges. Starting out in URS' Grand Rapids, Michigan, office, John has welcomed the chance to work overseas on numerous projects, beginning as an estimator in Saudi Arabia.

John approaches each new project with anticipation, but never more so than when it provides exposure to a new culture. He says, "URS is a company rich in opportunity, and I am a prime example of someone who has taken advantage of those opportunities. I have always been encouraged to try new things."

Reflecting on how much he enjoyed working on a short-term assignment in Germany during the renovation of a sports stadium, John pursued permanent reassignment overseas. Now that he and his family have settled, they are all reaping the benefits. "The work is fantastic, and an added plus is the experience this provides for my kids. We live in a global society, and the exposure to other cultures is invaluable," says John.

John has helped build a small practice into a much larger office in Kaiserslautern and has enjoyed getting involved in different aspects of the business. In addition, he also benefits from the different perspectives of his international colleagues from continental Europe and the U.K. It not only helps him on the job, but also enriches his life. John says, "I've added to my experience by working with people who have an amazing knowledge base."

As for the future, John looks forward to new career challenges, saying, "It is all here for me at URS."



MARTA ALONSO
ENGINEER-IN-TRAINING, PERMIT MANAGER
HUNT VALLEY, MARYLAND

Some people take their time choosing the direction of their life's work. Not Marta Alonso. From an early age, she excelled at math and science and wanted to follow in her father's footsteps as an engineer. She spent the summer between college and graduate school as an intern working on the Woodrow Wilson Bridge. That experience helped cement her career choice.

Once she earned her master's degree from Johns Hopkins University, Marta knew she wanted to work at URS. She says, "I had a civil engineering background, with an interest in environmental compliance. Interning at URS provided me with exposure to the practical aspects of my studies and the reality of environmental consulting. The Company has an excellent reputation in the environmental and engineering industries."

Marta was hired by URS immediately upon earning her master's degree, and her career is showing signs of great promise. She was recently selected as one of the *2007 New Faces of Civil Engineering* by the American Society of Civil Engineers. Since starting at URS in 2003 as an Environmental Engineer, Marta already has been promoted once and is now the Permit Manager with the Environmental Compliance team. She sees the potential for further career opportunities. "I have exposure to so many aspects of environmental management and training here that would be difficult to match elsewhere. I work with a team of people who are the best in their fields and I learn from them every day," she explains.

Thanks to a program initiated by Marta, people are learning from her as well. She teaches Spanish to inspectors, with an emphasis on construction-related terms to enhance safety on the Woodrow Wilson Bridge project. She is delighted that her job at URS benefits her hometown. She says, "It's rewarding to work on a project that has a direct, positive impact on the city where I have lived for the past 20 years."

URS EMPLOYEES, LEFT SIDE PICTURED CLOCKWISE FROM BOTTOM:

Frank Lawler
Brian Merceron
Bruce Lelong
Sandra Dave
Doree Magiera
Mike Housey
Matt Lee
Bruce Adams

RIGHT SIDE PICTURED CLOCKWISE FROM BOTTOM:

Kristi Dauth
Elizabeth Lowrey
Katrinna Durbin
Harry Harlan
Silas Cunningham
Barry Fehl
Ryan Koenig
Mike Patorno
Gurkan Ozgurel
Ariel Buenano
John Gribar
Paul Barras (center)


1
2
3



LEVEE EVALUATION AND REPAIR PROJECTS, LOUISIANA AND CALIFORNIA

Although Hurricane Katrina made landfall in New Orleans on August 29, 2005, the worst damage occurred as flood waters poured through the city's breached levees. Eighty percent of the city was flooded—with many areas under 12 feet of water. To restore New Orleans' battered flood protection system, the U.S. Army Corps of Engineers established Task Force Guardian and called on URS to provide design and construction services for 29 projects.

The restoration moved at an extraordinary pace. URS mobilized employees from around the country to work with our New Orleans-area staff—many of whom had suffered personal and property losses in the storm. The repairs, which totaled $250 million, were completed in just nine months.

"The Corps highly commended our work, presenting URS with a specially designed medal for outstanding achievement," says URS Project Manager Mike Patorno. Noting the dedication of his colleagues who worked diligently to complete the work prior to the next hurricane season, he added, "Many of us believed this was the most important work we would ever do during our careers."

Based on the success of Task Force Guardian, URS continues to work on the rehabilitation of 25 miles of levees, floodwalls and structures for the New Orleans Corps' Hurricane Protection Office. The Corps' Risk Assessment Task Force for Dams and Levees also has asked URS to help develop procedures to evaluate 13,000 miles of levees nationwide.

The devastation in New Orleans has prompted other states to evaluate their levee systems. One area at risk is the Sacramento-San Joaquin Delta in California's Central Valley, where levees protect 2.5 million residents, more than two million acres of cultivated land and the fresh water supply for two-thirds of the state's population.

In 2006, following sustained heavy rainfall and runoff, the governor declared a state of emergency for California's levee system and directed the Department of Water Resources (DWR) to complete fast-track repairs of the damaged, eroding levees.

The DWR selected URS to plan, design and manage construction for the massive program, which is being funded by $4.9 billion in flood-protection bond money authorized by California voters. In 11 months, more than 250 URS employees completed 53,000 linear feet of critical levee repairs, with additional repair projects planned in 2007. But, the potential for levee failure is not just a problem in Louisiana and California. Thousands of communities nationwide depend on flood control systems. As other areas assess the condition of these systems, URS' expertise restoring and repairing aging levees is helping to prevent another disaster of Katrina-like proportions.



"Those of us who experienced the devastation of Hurricane Katrina firsthand understand the importance of repairing the country's aging levee infrastructure. URS has the resources and expertise to get the job done."

Mike Patorno, Metairie, Louisiana



URS EMPLOYEES, FRONT ROW:

Bob Price
Lisa Bailey
Bob Beaman
Betsy Flinn
Joe Rallo
Dave Van Conant
Howard Tatum
Mike Babb

BACK ROW:

Frank Wynne
Pat Pestotnik
Al Cooper
Jerry Ogles
Bob Barnes
Sam Denton
Bill Pruitt
Butch Faust


N67266

U.S. ARMY FLIGHT SCHOOL, FORT RUCKER, ALABAMA

When images of American military helicopters on combat missions are shown on television news programs, it is likely that the pilots were trained by instructors from URS' EG&G Division. EG&G serves as the flight trainer at the U.S. Army Aviation Warfighting Center's Flight School, located at Fort Rucker, Alabama, the largest helicopter training school in the world.

At any given time, as many as 120 helicopters can be seen in the sky over the Fort Rucker area, as flight instructors train the next generation of military helicopter pilots. More than 400 EG&G instructors—most of whom have military backgrounds and are combat veterans—provide rotary flight training to approximately 1,200 young men and women annually.

Since 1989, EG&G has led more than 20,000 Army, Air Force and allied student pilots through months of intensive instruction. Most have never flown before. From aviation theory and simulation instruction to actual flight training, students at Fort Rucker are thoroughly prepared for successful careers as certified military aviators. In addition to training student pilots, EG&G conducts graduate-level programs for experienced aviators.

Today, many new military aviators will be deployed on missions in dangerous, high-risk situations shortly after graduation. They will fly some of the most technologically advanced rotary wing aircraft anywhere—Apaches, Black Hawks, Chinooks and Kiowa Warriors—for reconnaissance, transport and sophisticated combat operations. To help them prepare for the perils of battle, our flight instructors incorporate real-life lessons learned from military missions.

Student pilots also are required to complete rigorous water survival training to prepare for an overwater ditching emergency. Training begins in the classroom, but the real action takes place in a pool equipped with a state-of-the-art helicopter simulator dunker.

Used for Helicopter Overwater Survival Training (HOST), the dunker helps pilots learn how to swim out of a sinking aircraft in a real-time situation. "Once they complete this phase of their training, the students are prepared to survive an aircraft ditching, although we hope they never have to," says HOST Program Manager Ron Sanders.

"We take great pride in being role models for our students and setting the standard for excellence in Army aviation," says EG&G Program Manager Chuck Gant. "The men and women who serve in our Armed Forces deserve nothing less."


66A

"Rigorous flight training is essential, particularly since today's graduate pilots may need to immediately undertake dangerous missions."

Chuck Gant, Fort Rucker, Alabama

NORTHERN GATEWAY ALLIANCE ALPURT B2 PROJECT, NORTH ISLAND, NEW ZEALAND

Living within a rugged terrain of forests, clean rivers, unspoiled beaches and native flora and fauna not found elsewhere, New Zealanders are committed to preserving their unique environment. That's why the country's newest and largest transportation project ever—a $365 million, 4.7-mile highway extension north of Auckland—has been designed with a major ecological and environmental focus that does just that.

Despite concerns about aesthetics and potential environmental impacts, there was no question that a modern highway was needed to improve north-south travel from greater Auckland—the largest urban area in New Zealand. Every business day, workers from north of the city commute to downtown Auckland, often enduring long travel times on the existing two-lane, winding road.

The project presented some unique design challenges for URS—the lead engineering design partner of the Northern Gateway Alliance. The alliance is responsible for building the highway realignment, known as ALPURT B2, starting north of Auckland in Orewa to the town of Puhoi. "The project traverses areas that are historically rich and diverse, containing steep topography, large tracts of native bush, streams and estuaries, and pastoral farmland," says URS Project Manager Noel Nancekivell.

URS staff participating in the alliance designed numerous structures, including six bridges that will help maintain the ecological balance in sensitive areas. Two of the bridges will be "eco-viaducts" built high above the treetops. These structures will not only preserve native trees and streams, but also provide a corridor for wildlife to travel safely beneath the new highway.

The completed highway will feature other innovative elements, including two 1,245-foot tunnels as an alternative to making deep cuts through the steep terrain. The tunnels will have a sophisticated deluge fire-suppression system, a first for New Zealand. In addition, stormwater falling on pavement and bridges along the highway will be collected and treated before being discharged into waterways to prevent contaminants from entering the natural environment. Once construction has been completed, an ambitious project to revegetate one million native plants also will help restore the region to its natural condition.

"This is one of the most complex and innovative engineering assignments URS has ever undertaken in New Zealand," says Noel. "Our vision is to create a showcase of environmental and engineering excellence. We think that vision has been realized, and that ALPURT B2 will serve as a model for future transportation projects throughout the country."

URS EMPLOYEES, FRONT ROW PICTURED LEFT TO RIGHT:
Noel Nancekivell
Karen Wilson
Amelie Fillion
Ross Sharp
Indra Gyawali
Peter Lipscombe

MIDDLE ROW PICTURED LEFT TO RIGHT:
Jayesh Narsey
Jay Riechelmann
Andre de Groot
Dean Sykes

BACK ROW PICTURED LEFT TO RIGHT:
Murray Addis
Brent England
Meagan Stewart
Steve Drury

"Designing ALPURT B2 has been one of the greatest challenges of my career. We have gone far beyond what we initially thought possible, setting new industry standards for environmentally sensitive engineering."

Noel Nancekivell, Auckland, New Zealand


URS



URS EMPLOYEES, PICTURED LEFT TO RIGHT:

Daniel Banaszek
Melodie Cole
Jerome Von Hatten
Shaik Quadri
Ken Kastman



UNITED STATES STEEL CORPORATION ENVIRONMENTAL ALLIANCE

Steel is an essential part of modern society. From automobiles, appliances, canned foods and residential housing, to tubular products used for the exploration and distribution of oil and natural gas, we depend on steel products every day. Much of that steel is produced by industrial giant United States Steel Corporation. U. S. Steel was founded more than a century ago—long before the environmental impacts of industrial processes were understood or regulated.

Today, one of the challenges associated with operating heavy industrial facilities is complying with modern environmental regulations while remaining competitive in the global marketplace. In 1997, U. S. Steel chose URS as an environmental alliance partner to help meet this challenge.

With more than a dozen steel manufacturing and finishing facilities in the United States and Eastern Europe, U. S. Steel is the largest integrated steel manufacturer headquartered in the United States and the seventh largest steel producer in the world. U. S. Steel has spent millions of dollars on the improvement and cleanup of its own industrial sites, as well as those acquired from former owners.

Over the years, URS teams have helped the company manage its environmental program—performing hundreds of projects, ranging from addressing wastewater treatment issues to cleaning up residual wastes. One such project is at U. S. Steel's largest U.S. facility—Gary Works, in Gary, Indiana.

"URS' on-site project team at Gary Works primarily assists U. S. Steel in addressing past waste disposal issues by investigating and identifying areas potentially requiring remediation. We also design and monitor groundwater remediation systems," says URS Project Manager Shaik Quadri. "U. S. Steel's Gary Works is one of our major Chicago-area clients, and we are proud to have been working at this site over the past ten years."

"Teams of URS engineers, scientists and technicians work side by side with U. S. Steel's environmental staff at most of the company's operating facilities and at many of its former manufacturing sites," says Bob Doyle, URS National Program Manager for U. S. Steel projects. "We also provided environmental due diligence support for U. S. Steel's acquisition of National Steel's assets in 2003, as well as for the potential purchase of facilities overseas."

With hundreds of offices throughout the world, URS can provide comprehensive environmental services to multinational clients at multiple locations, whenever and wherever we are needed.


UR

"As part of URS' long-standing relationship with U. S. Steel, we have been supporting its environmental program in Gary, Indiana, and at multiple sites across the country."

Shaik Quadri, Chicago, Illinois


N67522

LISA BAILEY
DIRECTOR OF TRAINING/
DEPUTY PROGRAM MANAGER
FORT RUCKER, ALABAMA

Defying the odds, Lisa Bailey became a maintenance test pilot nearly 20 years ago, and she has been setting precedents ever since. After learning to fly in the Army Reserves, Lisa applied to become a contract flight instructor and was impressed by the devotion to the mission shared with her during training. She has been returning the favor throughout her career at Fort Rucker, beginning as a rotorcraft helicopter flight instructor. Since then, she has served as an Assistant Flight Commander, Flight Commander, Deputy Director of Training and, today, as Director of Training.

Lisa attributes much of her success to EG&G's mentorship and employee education programs—both integral parts of EG&G's culture. She says, "Senior management encourages you to rise to your potential, positioning you for the next level, always presenting new challenges and equipping you with the tools to meet them." She also has derived great benefit from the training she received, including an intensive Business Management Training Program that equipped her with valuable skills for managing student and instructor training. No one understands the importance of that training better than Lisa. She says, "Every student you teach takes a piece of you with them, and it better be the right piece."

Lisa was recognized for her achievements by being named *Fort Rucker Woman of the Year* in 2004. What makes her career all the more impressive is that it wasn't her only one. In addition to her job at Fort Rucker, Lisa had a second career in the Army Reserves. She served in Operation Desert Storm as an aircraft maintenance officer, certifying helicopters as fit to fly. She retired from the military in 1999. Fortunately for her trainees, Lisa is still fully engaged with her job at Fort Rucker. "It's amazing to help prepare these pilots," she says. "Our mission is to train young people who put their lives on the line every day, and we understand how important this work is."



BARRY FEHL
STRUCTURAL DEPARTMENT MANAGER
METAIRIE, LOUISIANA

During his more than 20 years with the U.S. Army Corps of Engineers, Barry Fehl worked on a number of projects that made a difference. They all pale in comparison, however, to the time he spent helping to restore the levee system in New Orleans in the wake of Hurricane Katrina. Barry joined URS a few months prior to one of the most difficult times for our 500-plus Gulf Coast employees. As he worked seven days a week to repair the breached levees, his spirits never faltered. His mission was both simple and important: to protect people and ensure that this never happened again.

Within a year of joining URS as a Senior Project Engineer, Barry was promoted in recognition of his hard work. He says, "This was a difficult project, but I have never felt such a commitment to getting a job done."

As employees supported the community, they in turn felt buoyed by the Company's support of them. Barry notes, "URS came through for us, relocating people and finding them housing. Unlike some smaller companies that may not have the resources, URS helped people financially."

Comparing his experience of briefly working for a small firm with that of working at URS, Barry cites another clear advantage by saying, "Because of URS' size, reputation and diverse disciplines, we get to work on the most challenging and prestigious projects."

Today, Barry continues to work with the same intensity on other flood protection projects in the area, with a focus on improving existing levels of protection. Recently, he traveled to Australia to share his expertise in developing infrastructure to withstand catastrophic events like Katrina. He says, "Engineers are charged with supporting communities and keeping people safe. I find personal satisfaction in helping others by doing just that."

URS EMPLOYEES, FRONT ROW PICTURED LEFT TO RIGHT:

Gary Hann
Elliott Boone
Sybil LeBer
Willie Simbol
Jun Pecson
Shannon Campbell
Nesa Nesarajah
John Kim
Arnel Bicol
Raul Razonable

BACK ROW PICTURED LEFT TO RIGHT:

Brian Jacobs
Blake Eckerle
Louis Grzesiek
Dave Connors
Randy Mason
Wolfgang Roth
David Bachle
Taras Kruk
Kerry Simpson
Cesar Villareal
Greg Asher
Philip Hadfield
Jamie Santa Ana
David DiMaggio



LAMBERT-ST. LOUIS INTERNATIONAL AIRPORT EXPANSION, ST. LOUIS, MISSOURI

URS EMPLOYEES, PICTURED LEFT TO RIGHT:

Ken Berry
Tom Cooling
Laddie Irion
Gene Faulkner
Ed Bolden

LEFT TO RIGHT:

Jim Cooke
Jean LaKemper
Mel Millenbruck
Chad Mathes
Mark Edwards

In 2006, the newest runway in the U.S. debuted at Lambert-St. Louis International Airport. Runway 11-29 is the showpiece of a billion-dollar airport expansion. Designed to expand Lambert's airfield capacity to meet increasing passenger demand and improve the flow of aircraft, it is the largest capital improvement program in St. Louis history. The program also involved the design and construction of the state's first traffic tunnel, which carries vehicles under the new runway. Both projects are regional milestones, and both were designed by URS.

The 9,000-foot-long concrete runway with dual parallel taxiways is the first new runway built at Lambert in 50 years. It includes four high-speed exit taxiways and provisions for a future de-icing pad to accommodate five Boeing 757 aircraft. Comparable to paving 100 football fields with 18 inches of concrete, the runway took two years to complete.

Located in an urban area of St. Louis, the airport expansion faced numerous constraints, including its proximity to Lindbergh Boulevard—a major transportation artery. Rather than rerouting traffic around the end of the runway, URS designed a tunnel under it. "Situating a tunnel beneath a busy runway added considerable complexity to the design," says URS Project Manager Mel Millenbruck. For example, the tunnel had to be designed to withstand a 1.25-million-pound aircraft touching down on it.

The tunnel, which carries more than 50,000 vehicles per day, features a number of state-of-the-art elements. Since it is below the groundwater table, an extensive drainage system was designed to handle any migrating groundwater. The tunnel also features advanced life-safety equipment, Intelligent Transportation Systems and automated monitoring systems. "The final design was an amazing example of engineering at its best—using cutting-edge technology to construct the most sophisticated tunnel in the U.S. to date," Mel comments. In 2006, the project was presented with the top Engineering Excellence Award from the American Council of Engineering Companies of Missouri.

URS has been part of the expansion program at Lambert-St. Louis from the start, initially preparing the environmental impact statement for the Federal Aviation Administration that resulted in the program's approval and funding. When completed, the landmark expansion will contribute greatly to the economic health of the city. Described by its mayor as the "strongly beating heart of the central Midwest," St. Louis now boasts a world-class airfield complex that can efficiently serve the growing needs of the region.



"URS' work at Lambert-St. Louis involved many innovations in structural and geotechnical design and demonstrates the talent and problem-solving skills our people bring to every assignment."

Mel Millenbruck, St. Louis, Missouri



URS EMPLOYEES,
PICTURED
LEFT TO RIGHT:

Francesca Demgen
Maureen Dunn
Chris Vais
Arnd Lilie
Lois Autié
John Roadifer



PEYTON SLOUGH REMEDIATION AND REALIGNMENT, MARTINEZ, CALIFORNIA

For many Bay Area residents, eliminating a long-standing "hot spot," while restoring and expanding the surrounding wetlands, is a dream come true. With the assistance of URS, one of the largest public-private cooperative partnerships in the history of California managed the cleanup of the tidal channel known as Peyton Slough. The effort is being hailed as a sterling example of what can be accomplished when a diverse group of stakeholders works together toward a common goal.

Although long discontinued, more than a century of ore handling and copper smelting operations had contaminated Peyton Slough, impacting the water quality in San Francisco Bay. Rhodia, Inc., a global specialty chemicals company, inherited the environmental problem when it acquired ownership of a production plant adjacent to the slough. Even though Rhodia had no role in the contamination, as the property owner, it was responsible for addressing the site's environmental legacy.

In 2000, Rhodia sought URS' help to evaluate and resolve the environmental issues to the satisfaction of the Regional Water Quality Control Board, San Francisco Bay, as well as dozens of government agencies, environmental groups and other interested parties. "The project was unique in so many ways," says URS Project Manager Lois Autié, "from the magnitude of the marsh system and the intricacies of the wildlife cycles to the number of stakeholders involved."

Lauded as a "first-of-its-kind" project, URS designed and implemented an innovative solution—to realign the slough by dredging an improved channel in an adjacent marsh. Once the new channel was completed, a soil cap was constructed over a one-mile stretch of the old slough, which isolated the contaminated sediments and prevented them from flowing into the bay. Then, five acres of new wetlands were created, including a new wetland habitat atop the soil cap, and more than 200 acres of existing wetlands were enhanced.

The successful remediation of Peyton Slough proves that a sensitive ecosystem can be preserved, protected and enhanced—even in the midst of a major petrochemical industrial complex—when there are shared priorities and cooperation among the partners. Although construction ended in 2006, an ongoing environmental program will monitor wetland revegetation, animal habitats, marine life, tidal flows and water quality for the next ten years. "Rhodia has made a significant investment in restoring and improving the sensitive marshland environment," commented Lois. "We want to ensure that it stays that way."



"I am extremely proud of what we have accomplished at Peyton Slough. Our environmental expertise has contributed to a dramatic improvement in the health of the Bay Area's ecosystem."

Lois Autié, Oakland, California


KEESLER
URS

URS EMPLOYEES, LEFT SIDE PICTURED CLOCKWISE FROM BOTTOM:

Roger Hartley
Keith Johnson
Bill Murray
Kasanda Howard
Dennis Kerr
Monte Pittman
Larry Rogers (center)

RIGHT SIDE PICTURED CLOCKWISE FROM BOTTOM:

Bill Toth
David Bartlett
Kurt Bergman
Carmen Farias


MEDICAL CENTER

KEESLER AIR FORCE BASE MEDICAL CENTER, BILOXI, MISSISSIPPI

When Hurricane Katrina came ashore in August 2005, it produced a 26-foot storm surge that flooded the basement and ground floor levels of the Keesler Medical Center. When the waters receded, the second largest Air Force hospital in the U.S.—serving more than 75,000 active duty and retired military personnel and their families—was virtually unusable.

After the disaster, the Air Force had an aggressive mission—to rebuild the 198,000-square-foot basement and ground floor and bring the hospital back to pre-Katrina service levels by the following October. The Air Force required a company with the resources and expertise to manage the project, provide design services and oversee the $44 million reconstruction effort. That company was URS.

The task was daunting: to reconstruct 140,000 square feet of outpatient clinics and the central sterile supply, as well as the primary mechanical equipment and the interior communications and data systems. Before reconstruction work could begin, URS needed to perform hazardous materials abatement and remove tons of storm debris, which included destroyed office furnishings and medical equipment. To replace the 1950s-era kitchen and dining hall, URS designed a modern, 18,000-square-foot facility.

Post-Katrina reconstruction and recovery work undertaken by URS in areas throughout the Gulf Coast typically involved personnel from offices throughout the country, and engineering the rebirth of Keesler Medical Center was no exception. Members of the URS team worked long hours, sometimes six to seven days a week, to keep the design and construction on schedule. "The work required a lot of time away from our families, but we could see how important this project was to the local community and the military population," says Deputy Project Manager Barbara Post.

Because of the dedication of the project team, Keesler Medical Center was able to begin providing inpatient services six weeks ahead of schedule. On the first anniversary of the disaster, the facility was officially recertified as an operational medical hospital providing inpatient and outpatient services. On the basis of this work, URS also was asked to design and construct a new, state-of-the-art surgery center, which opened three months later.

"This project reflects not only the breadth of URS' capabilities, but also the cooperative spirit of our staff," notes Project Manager Kurt Bergman. "This has been one of the most challenging and rewarding projects of my life. I don't think another company could have pulled this off."


MEDICAL CENTER

"It is gratifying to be part of a project that has such an immediate effect on the community by restoring access to health care for thousands of military personnel."

Kurt Bergman, Panama City, Florida



LADDIE IRION
VICE PRESIDENT AND AIR TRANSPORTATION BUSINESS LINE DIRECTOR
TAMPA, FLORIDA

Beginning his career as a marine biologist, Laddie Irion thought he was embarking on his lifelong work, never imagining that 25 years later he would become Vice President and Director of URS' Air Transportation Business Line.

Making connections and building relationships has been the foundation for Laddie's success at URS. Early in his career, he collaborated with URS on a project at the Sarasota Bradenton International Airport. As an airport employee, Laddie worked alongside URS staff to assess the environmental impacts of a proposed passenger terminal building. The terminal building was approved and constructed following extensive technical and legal review. Impressed with his performance and always eager to hire the best, URS offered him a job.

Laddie's career has thrived in URS' entrepreneurial environment. He says, "URS avoids pigeonholing people, encouraging them to reach their full potential." At times, he's assumed tasks apart from his job title, running the gamut from technical and management matters to business development. "If you identify a problem and a possible solution, URS empowers you to use its resources and thoroughly supports you," Laddie adds.

Laddie's career has taken him around the world, managing major airport projects in Dallas, Los Angeles, Phoenix, Hong Kong, San Francisco, St. Louis and Washington, DC. His work also has led to his appointment to leadership positions in several aviation associations and on industry boards.

Working for URS has enabled Laddie to blend his skills with the Company's resources in order to deliver many successful projects. He has enjoyed a rewarding career that has garnered him the respect of his clients, colleagues and industry associates. He explains, "At URS, you are provided with the opportunity to succeed. It's up to you what you do with it."



CAROL REMSE
ASBESTOS INSPECTOR AND HEALTH
AND SAFETY PROJECT MANAGER
SALEM, NEW HAMPSHIRE

Carol Remse's entire career has been predicated on making the most of opportunities. So there was no hesitation when a chance to broaden her experience presented itself almost immediately upon joining URS in 2005. After several years of performing environmental testing at a small firm, Carol was delighted when URS offered her a position as an industrial hygienist in its Salem, New Hampshire, office. "I had offers from several other companies but opted for URS because of its size and diversity," she says.

Carol's first assignment was to perform asbestos monitoring at Keesler Medical Center. She headed to Mississippi, thinking it would be a short-term project. Impressed with her work, the Project Manager asked Carol to become the Health and Safety Supervisor. Carol welcomed the opportunity and immersed herself in health and safety education. Drawing upon URS' online training and safety management standards, as well as her previous OSHA training, Carol developed a program for the project's 800 construction workers. Now, the health and safety program has become a template for other URS construction-based contracts for U.S. federal government clients.

"We never, for the sake of expediency, want to complete a project without safety being our first priority. Using a behavior-based safety approach, we factored safety into all aspects of our work at Keesler." It has paid off. URS and its contractors recorded more than 100,000 man-hours without experiencing an injury—an exceptional statistic since large construction, demolition and renovation projects have many potential hazards.

Carol appreciates the support and encouragement she has received from her managers and says, "I've had the freedom to take a task and develop it with my own ideas, which enabled me to implement a process, foster it and watch it grow into a successful program."

UNITED STATES

Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Guam
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
Ohio
Oklahoma
Oregon
Pennsylvania
Puerto Rico
Rhode Island
South Carolina
Tennessee
Texas
Utah
Vermont
Virginia
Washington
West Virginia
Wisconsin

NORTH & SOUTH AMERICA

Argentina
Bolivia
Brazil
Canada
Mexico
Panama

EUROPE

Belgium
France
Germany
Ireland
Italy
Netherlands
Russia
Spain
Sweden
United Kingdom

MIDDLE EAST

Azerbaijan
Iraq
Qatar
Saudi Arabia
United Arab Emirates

ASIA-PACIFIC

Australia
China
New Zealand
Singapore
South Korea



The following pages contain summary financial data for our fiscal year ended December 29, 2006. Complete financial information can be found in our latest Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2007. Copies of our Form 10-K may be obtained without charge by contacting our Investor Relations Department via e-mail at investor_relations@urscorp.com, by calling 877.877.8970 or by accessing the Investor Relations section of our Web site at www.urscorp.com.

TABLE OF CONTENTS

The following selected financial data for the years ended December 29, 2006 and December 30, 2005, the two months ended December 31, 2004[1], the two months ended December 31, 2003 (unaudited), and the fiscal years ended October 31, 2004, 2003, and 2002 is derived from our audited consolidated financial statements and reflects our August 2002 acquisition of EG&G, which was accounted for under the purchase method of accounting. You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2006.

	YEAR ENDED DECEMBER 29,	YEAR ENDED DECEMBER 30,	TWO MONTHS ENDED DECEMBER 31,		YEARS ENDED OCTOBER 31,		
(In thousands except per share data)	2006	2005[1]	2004[1]	2003[1] (Unaudited)	2004	2003	2002
Income Statement Data:							
Revenues	$4,240,150	$3,917,565	$ 566,997	$ 489,665	$3,381,963	$3,186,714	$2,427,827
Direct operating expenses	2,737,828	2,555,538	369,527	314,485	2,140,890	2,005,339	1,489,386
Gross profit	1,502,322	1,362,027	197,470	175,180	1,241,073	1,181,375	938,441
Indirect, general and administrative expenses [2,4]	1,283,533	1,187,605	188,400	153,609	1,079,088	999,977	790,099
Operating income	218,789	174,422	9,070	21,571	161,985	181,398	148,342
Interest expense	19,740	31,587	6,787	12,493	60,741	84,564	57,231
Income before income taxes and minority interest	199,049	142,835	2,283	9,078	101,244	96,834	91,111
Income tax expense	84,793	60,360	1,120	3,630	39,540	38,730	35,940
Minority interest in income of consolidated subsidiaries, net of tax	1,244	—	—	—	—	—	—
Net income	113,012	82,475	1,163	5,448	61,704	58,104	55,171
Preferred stock dividend	—	—	—	—	—	—	5,939
Net income after preferred stock dividend	113,012	82,475	1,163	5,448	61,704	58,104	49,232
Less: net income allocated to convertible participating preferred stockholders under the two-class method	—	—	—	—	—	894	907
Net income available for common stockholders	$ 113,012	$ 82,475	$ 1,163	$ 5,448	$ 61,704	$ 57,210	$ 48,325
Earnings per share:							
Basic	$ 2.23	$ 1.76	$ .03	$ .16	$ 1.58	$ 1.78	$ 2.18
Diluted	$ 2.19	$ 1.72	$ .03	$ .16	$ 1.53	$ 1.76	$ 2.03

	AS OF DECEMBER 29,	AS OF DECEMBER 30,	AS OF TWO MONTHS ENDED DECEMBER 31,		AS OF OCTOBER 31,		
(In thousands)	2006	2005[1]	2004[1]	2003[1] (Unaudited)	2004	2003	2002
Balance Sheet Data							
Total assets	$2,581,029	$2,469,448	$2,307,748	$2,219,319	$2,275,045	$2,193,723	$2,251,905
Total long-term debt	$ 149,494	$ 297,913	$ 508,584	$ 801,460	$ 502,118	$ 788,708	$ 925,265
Preferred stock	$ —	$ —	$ —	$ —	$ —	$ —	$ 46,733
Stockholders' equity[3]	$1,506,687	$1,344,504	$1,082,121	$ 771,941	$1,067,224	$ 765,073	$ 633,852

Refer to our 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

[1]Effective January 1, 2005, we adopted a 52/53 week fiscal year ending on the Friday closest to December 31, with interim quarters ending on the Fridays closest to March 31, June 30, and September 30. We filed a transition report on Form 10-Q with the SEC for the two months ended December 31, 2004. Our 2005 fiscal year began on January 1, 2005 and ended on December 30, 2005.

[2]Indirect, general and administrative expenses for the 2006 fiscal year included stock-based compensation expense of $6.6 million recorded in accordance with Statement of Financial Accounting Standards No. 123(R), *"Share-Based Payment."* There was no stock-based compensation expense related to employee stock options and employee stock purchases under Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), prior to fiscal year 2006 because we did not adopt the recognition provisions of SFAS 123. See further discussion in Note 9, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2006.

[3]Stockholders' equity for fiscal year 2006 included the incremental effect of applying and the effects of adopting Statement of Financial Accounting Standards No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)"* ("SFAS 158"). During fiscal year 2006, we adopted SFAS 158 and recognized additional pension liabilities of approximately $4.4 million. We also reduced our stockholders' equity by approximately $4.4 million on an after-tax basis. See further discussion in Note 10, "Employee Retirement and Postretirement Medical Plans" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2006.

[4]Indirect, general and administrative expenses included charges of $0.2 million, $33.1 million and $28.2 million for costs incurred to extinguish our debt during the years ended December 29, 2006, December 30, 2005, and October 31, 2004, respectively.

(In thousands, except per share data)	DECEMBER 29, 2006	DECEMBER 30, 2005
Assets		
Current assets:		
Cash and cash equivalents, including $44,557 and $61,319 of short-term money market funds, respectively	$ 89,502	$ 101,545
Accounts receivable, including retainage of $37,368 and $37,280, respectively	680,631	630,340
Costs and accrued earnings in excess of billings on contracts in process	552,526	513,943
Less receivable allowances	(50,458)	(44,293)
Net accounts receivable	1,182,699	1,099,990
Deferred tax assets	36,547	18,676
Prepaid expenses and other assets	65,405	52,849
Total current assets	1,374,153	1,273,060
Property and equipment at cost, net	163,142	146,470
Goodwill	989,111	986,631
Purchased intangible assets, net	3,839	5,379
Other assets	50,784	57,908
	$2,581,029	$2,469,448
Liabilities, Minority Interest, and Stockholders' Equity		
Current liabilities:		
Book overdrafts	$ 3,334	$ 1,547
Current portion of long-term debt	19,120	20,647
Accounts payable and subcontractors payable, including retainage of $19,515 and $13,323, respectively	290,651	288,561
Accrued salaries and wages	230,905	196,825
Accrued expenses and other	73,704	82,404
Billings in excess of costs and accrued earnings on contracts in process	168,271	108,637
Total current liabilities	785,985	698,621
Long-term debt	149,494	297,913
Deferred tax liabilities	17,808	19,785
Other long-term liabilities	117,586	108,625
Total liabilities	1,070,873	1,124,944
Commitments and contingencies		
Minority interest	3,469	—
Stockholders' equity:		
Preferred stock, authorized 3,000 shares; no shares outstanding		
Common shares, par value $.01; authorized 100,000 shares; 52,309 and 50,432 shares issued, respectively; and 52,257 and 50,380 shares outstanding, respectively	523	504
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	973,892	925,087
Accumulated other comprehensive income (loss)	(3,638)	(3,985)
Retained earnings	536,197	423,185
Total stockholders' equity	1,506,687	1,344,504
	$2,581,029	$2,469,448

Refer to our 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share data)	YEAR ENDED DECEMBER 29, 2006	YEAR ENDED DECEMBER 30, 2005	TWO MONTHS ENDED DECEMBER 31, 2004	YEAR ENDED OCTOBER 31, 2004
Revenues	$4,240,150	$3,917,565	$566,997	$3,381,963
Direct operating expenses	2,737,828	2,555,538	369,527	2,140,890
Gross profit	1,502,322	1,362,027	197,470	1,241,073
Indirect, general and administrative expenses	1,283,533	1,187,605	188,400	1,079,088
Operating income	218,789	174,422	9,070	161,985
Interest expense	19,740	31,587	6,787	60,741
Income before income taxes and minority interest	199,049	142,835	2,283	101,244
Income tax expense	84,793	60,360	1,120	39,540
Minority interest in income of consolidated subsidiaries, net of tax	1,244	—	—	—
Net income	113,012	82,475	1,163	61,704
Other comprehensive income (loss):				
Pension liability adjustments, net of tax (benefit)	582	(4,493)	4,141	(2,189)
Foreign currency translation adjustments	4,122	(5,910)	1,882	3,490
Comprehensive income	$ 117,716	$ 72,072	$ 7,186	$ 63,005
Earnings per share:				
Basic	$ 2.23	$ 1.76	$ .03	$ 1.58
Diluted	$ 2.19	$ 1.72	$ .03	$ 1.53
Weighted-average shares outstanding:				
Basic	50,705	46,742	43,643	39,123
Diluted	51,652	47,826	45,313	40,354

Refer to our 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balances, October 31, 2003	33,602	$336	$(287)	$487,824	$ (906)	$278,106	$ 765,073
Employee stock purchases and exercise of stock options	1,538	15	—	26,609	—	—	26,624
Stock-based compensation	300	3	—	4,116	—	—	4,119
Tax benefit of stock-based compensation	—	—	—	4,117	—	—	4,117
Issuance of common shares	8,102	81	—	204,205	—	—	204,286
Quasi-reorganization NOL carryforward	—	—	—	263	—	(263)	—
Minimum pension liability adjustments, net of tax benefit of $1,829	—	—	—	—	(2,189)	—	(2,189)
Foreign currency translation adjustments	—	—	—	—	3,490	—	3,490
Net income	—	—	—	—	—	61,704	61,704
Balances, October 31, 2004	43,542	435	(287)	727,134	395	339,547	1,067,224
Employee stock purchases and exercise of stock options	244	3	—	5,185	—	—	5,188
Stock-based compensation	—	—	—	1,058	—	—	1,058
Tax benefit of stock-based compensation	—	—	—	1,465	—	—	1,465
Minimum pension liability adjustments, net of tax of $2,670	—	—	—	—	4,141	—	4,141
Foreign currency translation adjustments	—	—	—	—	1,882	—	1,882
Net income	—	—	—	—	—	1,163	1,163
Balances, December 31, 2004	43,786	438	(287)	734,842	6,418	340,710	1,082,121
Employee stock purchases and exercise of stock options	2,268	23	—	38,920	—	—	38,943
Stock-based compensation	326	3	—	6,145	—	—	6,148
Tax benefit of stock-based compensation	—	—	—	14,969	—	—	14,969
Issuance of common shares	4,000	40	—	130,211	—	—	130,251
Minimum pension liability adjustments, net of tax benefit of $4,769	—	—	—	—	(4,493)	—	(4,493)
Foreign currency translation adjustments	—	—	—	—	(5,910)	—	(5,910)
Net income	—	—	—	—	—	82,475	82,475
Balances, December 30, 2005	50,380	504	(287)	925,087	(3,985)	423,185	1,344,504
Employee stock purchases and exercise of stock options	948	10	—	23,964	—	—	23,974
Stock-based compensation	929	9	—	18,386	—	—	18,395
Tax benefit of stock-based compensation	—	—	—	6,455	—	—	6,455
Minimum pension liability adjustments, net of tax of $3,945	—	—	—	—	582	—	582
Adoption of FASB Statement No. 158, net of tax benefit of $2,725	—	—	—	—	(4,357)	—	(4,357)
Foreign currency translation adjustments	—	—	—	—	4,122	—	4,122
Net income	—	—	—	—	—	113,012	113,012
Balances, December 29, 2006	52,257	$523	$(287)	$973,892	$(3,638)	$536,197	$1,506,687

Refer to our 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

(In thousands)	YEAR ENDED DECEMBER 29, 2006	YEAR ENDED DECEMBER 30, 2005	TWO MONTHS ENDED DECEMBER 31, 2004	YEAR ENDED OCTOBER 31, 2004
Cash flows from operating activities:				
Net income	$ 113,012	$ 82,475	$ 1,163	$ 61,704
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation and amortization	37,980	38,548	6,909	41,407
Amortization of debt issuance costs	1,821	3,777	978	6,772
Costs incurred for extinguishment of debt	162	33,131	—	28,165
Provision for doubtful accounts	8,259	10,094	2,673	14,777
Deferred income taxes	(8,708)	8,721	827	(4,746)
Stock-based compensation	18,395	6,148	1,058	4,119
Excess tax benefits from stock-based compensation	(6,045)	—	—	—
Tax benefit of stock compensation	6,455	14,969	1,465	4,117
Minority interest in net income of consolidated subsidiaries	1,244	—	—	—
Changes in assets and liabilities:				
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	(89,628)	(161,632)	7,713	(80,646)
Prepaid expenses and other assets	(12,378)	(30,441)	(4,321)	1,553
Accounts payable, accrued salaries and wages and accrued expenses	26,792	179,525	(16,359)	23,618
Billings in excess of costs and accrued earnings on contracts in process	59,614	22,453	4,919	(3,528)
Distributions of earnings from unconsolidated affiliates, net	26,562	12,394	4,223	8,564
Other long-term liabilities	(2,190)	10,842	2,174	(882)
Other assets, net	(16,341)	(30,567)	1,577	(9,474)
Total adjustments and changes	51,994	117,962	13,836	33,816
Net cash from operating activities	165,006	200,437	14,999	95,520
Cash flows from investing activities:				
Net payment for business acquisitions, net of cash acquired	(5,028)	(1,367)	—	—
Proceeds from disposal of property and equipment	—	2,236	—	—
Capital expenditures, less equipment purchased through capital leases	(29,314)	(23,010)	(1,597)	(19,016)
Net cash from investing activities	(34,342)	(22,141)	(1,597)	(19,016)
Cash flows from financing activities:				
Long-term debt principal payments	(163,317)	(578,131)	(990)	(298,950)
Long-term debt borrowings	552	351,410	21	26,526
Net borrowings (payments) under lines of credit and short-term notes	1,433	(20,502)	14,254	5,209
Net change in book overdrafts	1,787	(69,324)	10,589	30,011
Capital lease obligation payments	(13,019)	(13,354)	(3,724)	(14,643)
Excess tax benefits from stock-based compensation	6,045	—	—	—
Proceeds from common stock offering, net of related expenses	—	130,251	—	204,286
Proceeds from employee stock purchases and exercise of stock options	23,974	38,942	5,188	26,624
Tender and call premiums paid for debt extinguishment	(162)	(19,426)	—	(19,688)
Payment of debt issuance costs	—	(4,624)	—	(2,887)
Net cash from financing activities	(142,707)	(184,758)	25,338	(43,512)
Net increase (decrease) in cash and cash equivalents	(12,043)	(6,462)	38,740	32,992
Cash and cash equivalents at beginning of year	101,545	108,007	69,267	36,275
Cash and cash equivalents at end of year	$ 89,502	$ 101,545	$ 108,007	$ 69,267
Supplemental information:				
Interest paid	$ 17,099	$ 29,974	$ 4,982	$ 66,629
Taxes paid	$ 58,583	$ 48,422	$ 10,217	$ 36,797
Equipment acquired with capital lease obligations	$ 23,512	$ 20,270	$ 3,541	$ 11,098
Supplemental schedule of non-cash investing and financing activities:				
Fair value of assets acquired (net of cash acquired)	$ 7,683	$ 1,823	$ —	$ —
Liabilities assumed	2,655	456	—	—
Net payment for business acquisitions, net of cash acquired	$ 5,028	$ 1,367	$ —	$ —

Refer to our 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of December 29, 2006, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 29, 2006. We communicated the results of management's assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited management's assessment of the effectiveness of the company's internal control over financial reporting at December 29, 2006 as stated in their report appearing below and on page 42.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of URS Corporation:
We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of URS Corporation and its subsidiaries (the "Company") as of December 29, 2006 and December 30, 2005, and for each of the years ended December 29, 2006, December 30, 2005, and October 31, 2004 and the two-month period ended December 31, 2004, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 29, 2006 and the effectiveness of the Company's internal control over financial reporting as of December 29, 2006; and in our report dated February 26, 2007, we expressed unqualified opinions thereon. In 2006, the Company adopted new accounting standards that required it to change the manner in which it accounts for share-based compensation and the manner in which it accounts for defined benefit pension and other postretirement plans. The consolidated financial statements referred to above (not presented herein) appear under Item 8 of the Company's Annual Report on Form 10-K for the year ended December 29, 2006.

Condensed Consolidated Financial Statements

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 29, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
February 26, 2007

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years compared with the cumulative return of the Standard & Poor's 600 SmallCap Index (the "600 Index") and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the 600 Index is an appropriate independent broad market index because it measures the performance of companies with smaller market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P 600 SmallCap Index, and S&P 1500 SuperComposite Construction & Engineering Component Index


Total Cumulative Return – Dollars
250.00
200.00
150.00
100.00
50.00
0.00
October 31, 2001
October 31, 2002
October 31, 2003
October 31, 2004
December 30, 2005
December 29, 2006
URS
S&P 600 SmallCap
S&P 1500 SuperComposite Cons & Eng

[1]This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2]The Engineering Index contains the following public companies: Fluor Corporation, Jacobs Engineering Group Inc., Quanta Services, Inc., Granite Construction Incorporated, URS Corporation, The Shaw Group Inc., EMCOR Group, Inc. and Insituform Technologies, Inc.



END

URS Corporation 600 Montgomery Street, 26th Floor San Francisco, CA 94111-2728 www.urscorp.com

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years compared with the cumulative return of the Standard & Poor's 600 SmallCap Index (the "600 Index") and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the 600 Index is an appropriate independent broad market index because it measures the performance of companies with smaller market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P 600 SmallCap Index, and S&P 1500 SuperComposite Construction & Engineering Component Index


250.00
200.00
150.00
100.00
50.00
0.00
Total Cumulative Return – Dollars
October 31, 2001
October 31, 2002
October 31, 2003
October 31, 2004
December 30, 2005
December 29, 2006
URS
S&P 600 SmallCap
S&P 1500 SuperComposite Cons & Eng

[1]This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2]The Engineering Index contains the following public companies: Fluor Corporation, Jacobs Engineering Group Inc., Quanta Services, Inc., Granite Construction Incorporated, URS Corporation, The Shaw Group Inc., EMCOR Group, Inc. and Insituform Technologies, Inc.

DIRECTORS

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Jesse Arnelle
Formerly Of Counsel,
Womble, Carlyle,
Sandridge and Rice

Betsy J. Bernard
President, AT&T (Ret.)

Armen Der Marderosian
President and CEO,
GTE Government Systems
Corporation (Ret.)

Mickey P. Foret
Executive Vice President
and Chief Financial Officer,
Northwest Airlines, Inc.
(Ret.)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group

John D. Roach
Chairman and
Chief Executive Officer,
Stonegate International

Douglas W. Stotlar*
President and
Chief Executive Officer,
Con-way Inc.

William P. Sullivan
President and Chief
Executive Officer,
Agilent Technologies Inc.

William D. Walsh
Chairman,
Sequoia Associates, LLC

CORPORATE OFFICERS

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Thomas Hicks
Vice President and
Chief Financial Officer

Thomas W. Bishop
Vice President,
Strategic Development
and Senior Vice President,
West and Construction
Services Division

Reed N. Brimhall
Vice President,
Controller and
Chief Accounting Officer

Gary V. Jandegian
Vice President and
President, URS Division

Susan B. Kilgannon
Vice President,
Communications

Thomas J. Lynch
Vice President,
Information Technology

Joseph Masters
Vice President,
General Counsel
and Secretary

Olga Perkovíc
Vice President,
Corporate Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Treasurer

Irwin L. Rosenstein
Vice President and
Chairman, URS Division

Randall A. Wotring
Vice President and
President, EG&G Division

Carol J. Brummerstedt
Assistant Secretary

Maria N.F. Seto
Controller,
Financial Reporting

Wayne H. Silva
Director, Internal Audit

URS DIVISION
OPERATING MANAGEMENT

Gary V. Jandegian
President

Irwin L. Rosenstein
Chairman

Thomas W. Bishop
Senior Vice President,
West and Construction
Services Division

Dhamo S. Dhamotharan
Senior Vice President,
East Division

Jean-Yves Perez
Executive Vice President,
Private Sector Business
Development

Michael C. Richards
Senior Vice President,
International Division

Martin S. Tanzer
Executive Vice President,
Public Sector Business
Development

EG&G DIVISION
OPERATING MANAGEMENT

Randall A. Wotring
President

Edward A. Katkic
Vice President,
Plans and Programs

Milton T. Martin
Vice President and
General Manager,
Aerospace Technical
Services Group

Alan B. Weakley
Vice President and
General Manager,
Engineering and
Technology Services
Group

Thomas T. Wrenn
Vice President,
Marketing and
Development

*Director since March 2007

Corporate Office
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
e-mail: investor_relations@urscorp.com

Web site: www.urscorp.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Registrar and Transfer Agent
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.874.1991

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.680.6578
TDD for Foreign Stockholders: 201.680.6610
www.melloninvestor.com/isd

Corporate Counsel
Cooley Godward Kronish LLP

Form 10-K
Copies of our Annual Report on Form 10-K for the fiscal year ended December 29, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge. Requests should be sent to our Investor Relations Department via e-mail at investor_relations@urscorp.com or by calling 877.877.8970. The Form 10-K also can be accessed on our Web site at www.urscorp.com.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to the Form 10-K.

Annual Meeting
The Annual Meeting of Stockholders of URS Corporation will be held at 8:30 A.M. on Thursday, May 24, 2007, at the offices of Cooley Godward Kronish LLP, 101 California Street, 5th Floor, San Francisco, California.

New York Stock Exchange Certification
Our Chief Executive Officer has certified to the New York Stock Exchange that he was not aware of any violation by URS of New York Stock Exchange corporate governance listing standards.

Stock Listing
The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of March 30, 2007, we had approximately 3,600 stockholders of record. The following table sets forth the low and high closing sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
Fiscal Period:		
2005:		
First Quarter	$27.21	$31.53
Second Quarter	$28.15	$37.73
Third Quarter	$36.45	$40.39
Fourth Quarter	$37.06	$43.29
2006:		
First Quarter	$38.26	$44.75
Second Quarter	$37.78	$48.87
Third Quarter	$36.79	$41.99
Fourth Quarter	$38.14	$44.25
2007:		
First Quarter	$40.83	$45.98

We have not paid cash dividends since 1986, and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded from paying dividends on our outstanding common stock pursuant to our credit facility with our lender. Please refer to Note 5, "Long-Term Debt" and Note 9, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2006.

Information about our equity compensation plans can be found under the caption "Equity Compensation Plan Information" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2007.

Design: Decker Design, Inc. New York, New York
Photographer: John Madere



URS Corporation 600 Montgomery Street, 26th Floor San Francisco, CA 94111-2728 www.urscorp.com